NEW YORK, NY WASHINGTON, DC CHICAGO, IL PARSIPPANY, NJ BRUSSELS, BELGIUM AFFILIATE OFFICES MUMBAI, INDIA	KELLEY DRYE & WARREN LLP A LIMITED LIABILITY PARTNERSHIP 400 ATLANTIC STREET STAMFORD, CONNECTICUT 06901-3229 (203) 324-1400	FACSIMILE (203) 327-2669 www.kelleydrye.com ELIZABETH A. WARREN DIRECT LINE: (203) 351-8066 EMAIL: ewarren@kelleydrye.com

October 21, 2008

Ms. Rolaine S. Bancroft, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:	iDcentrix, Inc. Amendment No. 3 to Registration Statement on form S-1 File No. 333-150939

Dear Ms. Bancroft:

Pursuant to your comment during our telephone conversation on October 17, 2008, attached hereto as Exhibit A is a letter from McDonald Carano Wilson LLP, counsel to iDcentrix, Inc., a Nevada corporation (the “Registrant”), clarifying the opinion previously filed by the Registrant as Exhibit 5 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1, File No. 333-150939 on October 8, 2008 (the “Opinion”).

As filed, the Opinion states that no opinion concerning any law of any jurisdiction other than the federal laws of the United States of America and the Nevada Revised Statutes was being expressed therein.  Exhibit A is intended to clarify that the scope of the laws under which the opinion was given includes the laws of the State of Nevada in general and is not limited to the Nevada Revised Statutes.

Should you have any questions regarding this response to your comment, or Exhibit A attached hereto, please contact me at (203) 351-8066 or Brian Calvey at (203) 351-8070.

Very truly yours,

/s/ Elizabeth A. Warren

Elizabeth A. Warren

cc:	Securities and Exchange Commission John B. Stickel

KELLEY DRYE & WARREN LLP

October 21, 2008
Page Two

iDcentrix, Inc.
  Francine Dubois
  Chief Executive Officer

  David Fractor
  Chief Financial Officer

Kelley Drye & Warren LLP
  M. Ridgway Barker
  Brian J. Calvey

Exhibit A

McDONALD CARANO WILSON LLP

October 21, 2008

Board of Directors
iDcentrix, Inc.
2101 Rosecrans Avenue, Suite 4240
El Segundo, CA 90245

Ladies and Gentlemen:

This letter is provided with reference to our earlier opinion letter to you dated October 8, 2008 regarding your filing of a Registration Statement with the Securities and Exchange Commission on Form S-1 to register 2,500,000 shares of the Company’s $0.00001 par value common stock.

Please be advised that our reference in subsection (ii) of the third paragraph of our letter of opinion requires some clarification.  A better phrasing of what we meant to say in this subsection would be:

“(ii) as to the organization, existence, good standing and corporate authority of the Company, the laws of the State of Nevada.”

We consent to the delivery of a copy of this letter to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

We apologize for any inconvenience this may have caused for the Company.  Please let us know if we can be of further assistance with regard to this matter.

Sincerely,

/s/ McDONALD CARANO WILSON LLP

McDONALD CARANO WILSON LLP

247113.1

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